Exhibit 18.1

October 30, 2019

The Simply Good Foods Company
1225 Seventeeth Street, Suite 1000
Denver, CO 80202

Dear Sirs/Madams:

We have audited the consolidated financial statements of The Simply Good Foods Company and its subsidiaries as of and for the year ended August 31, 2019, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated October 30, 2019, which expresses an unqualified opinion and includes an explanatory paragraph concerning the change in accounting principle to reclassify shipping and handling costs from distribution expense to cost of goods sold. Note 2 to such consolidated financial statements contains a description of your adoption during the year ended August 31, 2019 of the reclassification of shipping and handling. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado